UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60082/June 10, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13449

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In the Matter of	:	
I.A. EUROPE GROUP, INC.	:	ORDER MAKING FINDINGS AND
(N/K/A GHOST TECHNOLOGY, INC.),	:	REVOKING REGISTRATIONS BY
I-CARAUCTION.COM, INC.,	:	DEFAULT
ICIS MANAGEMENT GROUP, INC.,	:	
ICOMMERCE GROUP, INC.,	:	
IDM ENVIRONMENTAL CORP., AND	:	
ILLINOIS CREEK CORP.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 20, 2009. The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents no later than April 24, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired, and no Answers have been received.

By Order dated May 18, 2009, I required Respondents to show cause why they should not be held in default and why the registrations of each class of their registered securities should not be revoked. The time for filing replies to that Order have expired and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations in the OIP are deemed to be true.

I.A. Europe Group, Inc. (n/k/a Ghost Technology, Inc.) (CIK No. 1121795) (I.A. Europe), is a Delaware corporation located in Coral Gables, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I.A. Europe is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $430,790 since its inception on November 12, 1999. As of April 17, 2009, the company's stock (symbol GHST) was traded on the over-the-counter markets.

I-Carauction.com, Inc. (CIK No. 1128727) (I-Carauction.com), is a void Delaware corporation located in Miami, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I-Carauction.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2001, which reported a net loss since its December 23, 1999, inception of $87,806.

ICIS Management Group, Inc. (CIK No. 870394) (ICIS), is a dissolved Florida corporation located in Lighthouse Point, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ICIS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of $626,088 for the prior six months.

iCommerce Group, Inc. (CIK No. 1104201) (iCommerce), is a void Delaware corporation located in Knoxville, Tennessee, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). iCommerce is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 10, 2000, which reported a net loss of over $1.1 million for the fiscal year ended December 31, 1999. As of April 17, 2009, the company's stock (symbol ICGI) was traded on the over-the-counter markets.

IDM Environmental Corp. (CIK No. 909792) (IDM) is a New Jersey corporation located in South River, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of over $1.45 million for the prior three months.

Illinois Creek Corp. (CIK No. 1098963) (Illinois Creek) is a void Delaware corporation located in Atlanta, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Illinois Creek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2000.

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of I.A. Europe Group, Inc. (n/k/a Ghost Technology, Inc.), I-Carauction.com, Inc., ICIS Management Group, Inc., iCommerce Group, Inc., IDM Environmental Corp., and Illinois Creek Corp. are revoked.

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James T. Kelly
Administrative Law Judge